[redacted]

11018873

RDS
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JONES LANG LASALLE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 LEXINGTON AVE., 32nd FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE MELODY (713) 888-4089
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLC
(Name – *if individual, state last, first, middle name*)

303 E. WACKER DR., CHICAGO, IL 60601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, MIKE MELONY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JONES LANG LASALLE SECURITIES, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

TESS TUAZON CHASE NOTARY PUBLIC STATE OF TEXAS EXPIRES 9-14-2014

Signature

President and CCO

Title

Tess Tuazon Chase

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 25, 2011

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Ladies and Gentlemen:

We are providing this letter in connection with your audit of the statement of financial condition of Jones Lang LaSalle Securities LLC (the Company) as of December 31, 2010, and the related statements of operations, members' equity, and cash flows for year then ended and the supplemental schedule of Statement of Net Capital Pursuant to SEC Rule 15c3-1 as of December 31, 2010 for the purpose of expressing an opinion as to whether these financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with U.S. generally accepted accounting principles, and whether the supplemental schedule is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit:

1 The financial statements and supplemental schedule referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2 We have made available to you:

a. All financial records and related data.

b. All minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

c. Regulatory examination reports, supervisory correspondence, and similar materials from applicable regulatory agencies.

3 There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices. In addition, there have been no agreements with regulatory agencies that have a material effect on the financial statements or supplemental schedule.

4 There are no:

a. Violations or possible violations of laws or regulations, whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyers have advised us are probable of assertion and must be disclosed in accordance with FASB Accounting Standards Codification (ASC) 450, *Contingencies.*

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450, *Contingencies.*

d. Material transactions that have not been properly recorded in the accounting records underlying the financial statements or supplemental schedule.

e. Events that have occurred subsequent to December 31, 2010 and through the date of this letter that would require adjustment to or disclosure in the financial statements or supplemental schedule.

f. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

g. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and lines of credit or similar arrangements, including cash segregated in a special reserve account for the exclusive benefit of customers under SEC Rule 15c3-3.

h. Transfers of securities or other financial assets under repurchase agreements, including agreements accounted for as secured borrowings or as sales.

i. Other agreements to repurchase assets previously sold or transferred, including sales with recourse provisions such as representations and warranties made with respect to the assets sold or transferred.

j. Changes in accounting principle affecting consistency.

5 There are no uncorrected financial statement misstatements.

6 We acknowledge our responsibility for the design and implementation of programs and controls to prevent, deter and detect fraud. We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets.

Misstatements arising from fraudulent financial reporting are intentional misstatements, or omissions of amounts or disclosures in financial statements to deceive financial statement users. Misstatements arising from misappropriation of assets involve the theft of an entity's assets where the effect of the theft causes the financial statements not to be presented in conformity with U.S. generally accepted accounting principles.

7 We have no knowledge of any fraud or suspected fraud affecting the entity involving:

a. Management,

b. Employees who have significant roles in internal control over financial reporting, or

c. Others where the fraud could have a material effect on the financial statements or supplemental schedule.

8 We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9 The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10 We have no knowledge of any officer or director of the Company or any other person acting under the direction thereof, having taken any action to fraudulently influence, coerce, manipulate or mislead you during your audit.

11 The following have been properly recorded or disclosed in the financial statements:

a. Related party transactions including sales, purchases, loans, transfers, leasing arrangements, guarantees, ongoing contractual commitments and amounts receivable from or payable to related parties.

b. Guarantees, whether written or oral, under which the Company is contingently liable, including guarantee contracts and indemnification agreements pursuant to FASB ASC 460, *Guarantees.*

c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB ASC 275, *Risks and Uncertainties* and FASB ASC Section 825-10-55, *Financial Instruments – Implementation Guidance and Illustrations – General.*

Significant estimates are estimates at the balance sheet date, which could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which it is reasonably possible that events could occur which would significantly disrupt normal finances within the next year.

12 The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged as collateral.

13 The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14 There are no deficiencies, significant deficiencies, or material weaknesses in the design or operation of internal control over financial reporting of which we are aware, which could adversely affect the Company's ability to initiate, authorize, record, process, or report financial data. We have applied the definitions of a "significant deficiency" and a "material weakness" in accordance with the definitions in Statement on Auditing Standards No. 115, Communicating Internal Control Related Matters Identified in an Audit.

A material inadequacy includes any condition that has contributed substantially to or, if appropriate corrective action is not taken, could reasonably be expected to cause any of the following: (i) inhibit a broker-dealer from promptly completing securities transactions or promptly discharging its responsibilities to customers, other broker-dealers, or creditors, (ii) result in material financial loss, (iii) result in material misstatements in the broker-dealer's financial statements, or (iv) result in violations of the SEC's recordkeeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in Rule 17a-5(g)(3). The term 'material inadequacy' encompasses either a material weakness in internal control or a material inadequacy in the practices and procedures in SEC Rule 17a-5(g)(1) or CFTC Regulation 1.16d(1).

15 There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements.

It is understood that the term "securities or investments not readily marketable" includes but is not limited to the following:

a. Securities for which there is no market on a securities exchange or independent publicly-quoted market.

b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.

c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

16 At December 31, 2010, the Company had:

a. No securities exchange memberships and therefore had none recorded on the books.

b. No securities held for its own account or for customers and therefore had no records of participations in joint accounts carried by others.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records (e.g., when-distributed and delayed-delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts).

e. No customer accounts and therefore no reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

17 All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under SEC Rule 15c3-1 (the Net Capital Rule) and approved by the Securities and Exchange Commission.

18 There are no capital withdrawals anticipated within the next six months.

19 Net capital computations, prepared by the Company during the period from January 1, 2010 through the date of this letter, indicated that the Company was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements) at all times during the period.

20 The Company has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the financial statements and supplemental schedule to the related supporting information (e.g., sub-ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements and supplemental schedule. There were no

material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All intracompany accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

21 The Company is not subject to the Commodity Exchange Act and thus there are no computations of segregation requirements Under the Commodity Exchange Act made.

22 The Company is exempt under Rule 15c3-3.

23 The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent on the Parent to fund its operating losses.

24 The Company has complied with the requirements of the October 2003 NASD Notice to Members regarding Expense-Sharing Agreements. Beginning October 1, 2004, we met all requirements set forth in the notice in order for certain costs paid by Jones Lang LaSalle, Inc. to not be required to be reflected on the books and records of the Company.

25 The Company has recorded in the Company's books and records all third party costs incurred in the year related directly to our operations for which we were directly or indirectly liable.

26 The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded.

27 As the Company's net operating revenues are less than $500,000, KPMG is not required to complete the SIPC Supplemental Report under SEA Rule 17a-5(e)(4) for the year ended December 31, 2010.

28 The salary expense recorded by the Company related to Matthew Wally, based on a 50% allocation of time for approximately 7 ½ months, is representative of the level of service provided to the Company and the direct costs to be paid to the Parent.

Further, we confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

Very truly yours,

Jones Lang LaSalle Securities, LLC

Mike Melody

Chairman, Jones Lang LaSalle Securities, LLC

Paul Schuler

Controller – Jones Lang LaSalle Securities, LLC

KPMG

JONES LANG LASALLE SECURITIES, L.L.C.

Financial Statements and Schedule

(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2010

JONES LANG LASALLE SECURITIES, L.L.C.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition as of December 31, 2010	2
Statement of Operations for the year ended December 31, 2010	3
Statement of Members' Equity for the year ended December 31, 2010	4
Statement of Cash Flows for the year ended December 31, 2010	5
Notes to Financial Statements	6
Supplemental Schedule	
Schedule – Statement of Net Capital Pursuant to SEC Rule 15c3-1	8
Supplemental Report	
Report on Internal Control Required by Rule 17a-5(g)(1)	9

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Members
Jones Lang LaSalle Securities, L.L.C.:

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, L.L.C. (the Company) as of December 31, 2010, and the related statements of operations, members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jones Lang LaSalle Securities, L.L.C. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2011

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Financial Condition

December 31, 2010

Assets

Cash	$	1,004,841
Prepaid expenses		41,359
Total assets	$	1,046,200

Liabilities and Members' Equity

Current liabilities:		
Accrued expenses	$	18,000
Commission payable		19,262
Deferred income		4,063
Due to Parent Company		33,117
Total liabilities		74,442
Members' equity		971,758
Total liabilities and members' equity	$	1,046,200

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Operations

Year ended December 31, 2010

Revenue:		
Advisory fees	$	35,937
Expenses:		
Salary		94,256
Postage and shipping		30
Business license/fees		100,975
Audit expense		18,000
Total expenses		213,261
Net loss	$	(177,324)

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Members' Equity

Year ended December 31, 2010

	Member units		Members' equity
Balances at January 1, 2010	100	$	1,149,082
Net loss	—		(177,324)
Contributions, net of subscription receivable	25		—
Balances at December 31, 2010	125	$	971,758

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(177,324)
Reconciliation of net loss to net cash used by operating activities:		
Increase in prepaid expenses		(28,477)
Increase in commission payable		19,262
Increase in deferred income		4,063
Decrease in Due to Parent Company		(102,027)
Cash used by operating activities		(107,179)
Net decrease in cash		(284,503)
Cash, January 1, 2010		1,289,344
Cash, December 31, 2010	$	1,004,841

See accompanying notes to financial statements.

(1) Organization

Jones Lang LaSalle Securities, L.L.C. (the Company), a subsidiary of Jones Lang LaSalle Americas Inc. and LaSalle Investment Management, Inc. (collectively, the Parent Company and the Members) was incorporated in the state of Illinois on April 24, 2002. Jones Lang LaSalle Americas (Illinois), L.P., the founding member of the Company, transferred its membership interest, representing 100 units to Jones Lang LaSalle Americas, Inc. on November 16, 2009. The Members entered into an Amended and Restated Limited Liability Company (LLC) Agreement dated May 10, 2010, in which LaSalle Investment Management, Inc. agreed to contribute $250 in exchange for 25 membership units in the Company.

The Company was created to conduct transactions as a broker or dealer in the securities and investment advisory business and is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD)), and various states.

Historically and in the foreseeable future, the Company is highly dependent on the Parent Company to fund its operating losses.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period.

(c) Revenue Recognition

The Company recognizes revenues as the related professional services are provided unless future contingencies exist. If future contingencies exist, the Company defers recognition of this revenue until the respective contingencies have been satisfied.

(3) Income Taxes

No provision has been made for federal and state income taxes, as the liability for such taxes, if any, is that of the Members of the Company.

(Continued)

(4) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At December 31, 2010, the Company had net capital and net capital requirements of $930,399 and $5,000, respectively. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was approximately 0.08 to 1.

(5) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, Jones Lang LaSalle Americas, Inc. and LaSalle Investment Management, Inc. are the members' of the Company and each contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2012, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Illinois Limited Liability Company Act, a member shall not be personally liable for any debt, obligation or liability of the Company solely by reason of being a member of a limited liability company.

(6) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings as well as the information technology infrastructure, with the Parent Company and were approximately $8,740 during 2010. The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, compensation costs associated with employees that devote a significant portion of their time to the Company, and professional fees, in its statement of operations.

Schedule

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Net Capital

Pursuant to SEC Rule 15c3-1

December 31, 2010

Total assets	$	1,046,200
Accrued expenses		(18,000)
Due to Parent Company		(33,117)
Commission payable		(19,262)
Deferred income		(4,063)
Less total liabilities		(74,442)
Net worth		971,758
Prepaid expenses		(41,359)
Less nonallowable assets		(41,359)
Net capital before haircuts		930,399
Less haircuts		—
Net capital		930,399
Less required capital		5,000
Excess net capital	$	925,399
Aggregate indebtedness	$	74,442
Aggregate indebtedness to net capital ratio		0.08 to 1

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2010 filed on February 18, 2011 by Jones Lang LaSalle Securities, L.L.C. (the Company) in its Amended Form X-17A-5.

The Company is not required to compute the Reserve Requirement under Exhibit A of Rule 15c3-3 or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Company is an introducing broker who carries no margin accounts, promptly transmits all funds received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to customers.

See accompanying report of independent registered public accounting firm.

Report on Internal Control Required by Rule 17a-5(g)(1)

The Members
Jones Lang LaSalle Securities, L.L.C.:

In planning and performing our audit of the financial statement of Jones Lang LaSalle Securities, L.L.C. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011